

Mail Stop 3233

March 30, 2016

Via E-mail
Kevin Cavenaugh
…Some Knucklehead Inc.
3534 NE 45th Avenue, #J
Portland, Oregon 97213

> **Re: The Fair-Haired Dumbbell LLC**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed March 25, 2016**
> **File No. 024-10436**

Dear Mr. Cavenaugh:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2016 letter.

Risk Factors, page 10

Investors are subject to the obligations and representations as Class C Members…, page 15

1. We note your response to comment 1. However, it appears you have not revised your offering circular accordingly. Please revise your risk factor to remove references to the impermissible representations.

Distributions, page 32

2. We note your reliance on the Block 76E appraisal dated February 25, 2015 in determining vacancy rates. Please tell us whether this is the same appraisal referenced on page 28, prepared by Western Realty Advisors, Inc. for M&T Bank. Please also tell us

what consideration you gave to providing the appraiser's consent as contemplated by Item 17, paragraph 11, of Form 1-A.

Certain Relationships and Related Party Transactions, page 37

3. We note your revised disclosure that the company has an arrangement with its Manager, …Some Knucklehead, Inc. for development, management and administrative services. Please clarify whether you will pay any fees other than the development fee to the Manager. Please also file your management contract as an exhibit. Refer to Section 6(c) of Item 17 of Form 1-A. If your management contract is an oral contract, please provide a written description of the contract as an exhibit.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: David J. Lavan, Esq. (via E-mail)